As filed with the Securities and Exchange Commission on March 28, 2023

Registration No. 333-252256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Inovio Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	33-0969592
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

660 W. Germantown Pike, Suite 110

Plymouth Meeting, Pennsylvania 19462

(267) 440-4200

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Jacqueline E. Shea

President and Chief Executive Officer

Inovio Pharmaceuticals, Inc.

660 West Germantown Pike, Suite 110

Plymouth Meeting, Pennsylvania 19462

(267) 440-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian F. Leaf

Jeffrey Libson

Darah Protas

Cooley LLP

One Freedom Square, Reston Town Center

11951 Freedom Drive

Reston, Virginia 20190-5656

(703) 456-8000

From time to time after the effective date of this Registration Statement

(Approximate date of commencement of proposed sale to the public)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form S-3 (Commission File No. 333-252256) filed with the Securities and Exchange Commission on January 20, 2021 and subsequently amended on March 1, 2023, or the Registration Statement, of Inovio Pharmaceuticals, Inc., is being filed solely to update the auditor’s consent filed with the Registration Statement as Exhibit 23.1 and incorporate by reference Exhibit 1.1. Accordingly, this Post-Effective Amendment No. 3 consists only of the facing page, this explanatory note, Part II of the Registration Statement, and an updated Exhibit 23.1. The prospectuses contained in the Registration Statement are unchanged and have been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, payable by us in connection with the offering of common stock being registered.

Amount to Be Paid
Registration fee	$	*
Legal fees and expenses		*	*
Accounting fees and expenses		*	*
Transfer agent fees		*	*
Printing and engraving expenses		*	*
Miscellaneous		*	*
Total	$	*	*

*	The registrant previously paid the fee related to $300,000,000 of the registrant’s common stock that may be issued and sold under the Sales Agreement.
**	Since an indeterminate amount of securities is covered by this registration statement, the expenses in connection with the issuance and distribution of the securities are not currently determinable.

Item 15. Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Under Section 145 of the Delaware General Corporation Law, or DGCL, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. Section 145 of the DGCL generally provides that a Delaware corporation has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful.

Our certificate of incorporation provides that, pursuant to the DGCL, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. Our amended and restated bylaws provide that we will indemnify, to the fullest extent authorized by the DGCL, each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of our company, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith.

We believe that these provisions of our certificate of incorporation and amended and restated bylaws are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate our directors’ or officers’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. In addition, each director will continue to be subject to liability pursuant to Section 174 of the DGCL, for breach of such director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that such director believes to be contrary to our best interests or the best interests of our stockholders, for any transaction from which such director derived an improper personal benefit, for acts or omissions involving a reckless disregard for such director’s duty to us or to our stockholders when such director was aware or should have been aware of a risk of serious injury to us or to our stockholders, for acts or omission that constitute an unexcused pattern of inattention that amounts to an abdication of such director’s duty to us or to our stockholders, for improper transactions between such director and us and for improper loans to directors and officers. These provisions also do not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

As permitted by Delaware law, we have entered into indemnification agreements with certain of our current directors and officers pursuant to the foregoing provisions. We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 16. Exhibits

Exhibit Number	Description
1.1	ATM Equity OfferingSM Sales Agreement dated November 9, 2021 by and among Inovio Pharmaceuticals, Inc., BofA Securities, Inc., RBC Capital Markets, LLC and Oppenheimer & Co. Inc. (incorporated by reference to Exhibit 10.1 as filed with the registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 9, 2021).

3.1	Certificate of Incorporation with all amendments (incorporated by reference to Exhibit 3.1 to the registrant’s registration statement on Form S-3 (File No. 333-197584), filed with the SEC on July 23, 2014).

3.2	Amended and Restated Bylaws of Inovio Pharmaceuticals, Inc. dated August 10, 2011 (incorporated by reference to Exhibit 3.2 to the registrant’s current report on Form 8-K filed with the SEC on August 12, 2011).

4.1	Reference is made to Exhibits 3.1 and 3.2 above.

4.2	Indenture, dated as of February 19, 2019, by and between the registrant and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the registrant’s current report on Form 8-K filed with the SEC on February 20, 2019).

4.3	Form of Note representing the registrant’s 6.50% Convertible Senior Notes due 2024 (included as Exhibit A to the Indenture filed as Exhibit 4.1 to the registrant’s current report on Form 8-K filed with the SEC on February 20, 2019).

5.1	Opinion of Counsel (incorporated by reference to Exhibit 5.1 of the registrant’s Post-Effective Amendment No. 1 to Form S-3 filed with the SEC on March 1, 2023).

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Counsel (included in Exhibit 5.1 incorporated by reference to Exhibit 5.1 of the registrant’s Post-Effective Amendment No. 1 to Form S-3 filed with the SEC on March 1, 2023).

24.1	Power of Attorney (previously filed with the SEC)

107	Filing Fee Table (incorporated by reference to Exhibit 107 to the registrant’s Post-Effective Amendment No. 1 to Form S-3 filed with the SEC on March 1, 2023)

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii), and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: (i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes:

(1)

That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

That for the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post- Effective Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth Meeting, Commonwealth of Pennsylvania, on March 28, 2023.

INOVIO PHARMACEUTICALS, INC.

By:	/s/ Jacqueline E. Shea
Jacqueline E. Shea
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following individuals in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jacqueline E. Shea	President, Chief Executive Officer and Director	March 28, 2023
Jacqueline E. Shea	(Principal Executive Officer)

*	Chairman of the Board of Directors	March 28, 2023
Simon X. Benito

/s/ Peter Kies	Chief Financial Officer (Principal Accounting	March 28, 2023
Peter Kies	Officer and Principal Financial Officer)

*	Director	March 28, 2023
Ann C. Miller

/s/ Roger D. Dansey	Director	March 28, 2023
Roger D. Dansey

*	Director	March 28, 2023
Jay Shepard

*	Director	March 28, 2023
David B. Weiner

*	Director	March 28, 2023
Wendy L. Yarno

*	Director	March 28, 2023
Lota S. Zoth

*By	/s/ Peter Kies
Peter Kies
Attorney-in-fact